UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The contents of this Report on Form 6-K, excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into Mereo BioPharma Group plc’s (“Mereo” or the “Company”) registration statements on Form F-3 (File Numbers 333-239708 and 333-258495) and Form S-8 (File Numbers 333-231636, 333-236498, 333-252147 333-262151 and 333-269388) and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Information Included As Part Of This Form 6-K

On October 14, 2023, Ultragenyx Pharmaceutical Inc. (NASDAQ: RARE) and Mereo announced interim data from the Phase 2 portion of the Phase 2/3 Orbit study demonstrating that treatment with setrusumab (UX143) significantly reduced incidence of fractures in patients with osteogenesis imperfecta (OI) with at least 6 months of follow-up and continues to demonstrate ongoing and meaningful improvements in lumbar spine bone mineral density (BMD).

As of the cut-off date and following at least 6 months of treatment with setrusumab, the annualized fracture rate across all 24 patients in the Phase 2 portion of the study was reduced by 67%. In the 2 years prior to treatment with setrusumab all patients experienced at least 1 fracture. The median annualized fracture rate of 0.72 in the 2 years prior to treatment was reduced to 0.00 (n=24, p=0.042) during the mean treatment duration period of 9 months. Following initiation of treatment with setrusumab, 20 patients experienced no radiographic-confirmed fractures, and 4 patients experienced 7 radiographic-confirmed fractures in 5 separate events. These fractures exclude fractures of the fingers, toes, skull, and face consistent with the Phase 3 study design.

The reduction in annualized fracture rates was associated with a clinically meaningful increase in BMD. At the 6-month timepoint, treatment with setrusumab resulted in a mean increase in lumbar spine BMD from baseline of 13% at 20 mg/kg (n=11) and 16% at 40 mg/kg (n=8), which represents the same substantial mean improvement in Z-score of +0.85 for both dose groups at 6 months compared to a combined mean baseline Z-score of –1.68. The small apparent difference in BMD change from baseline is likely related to differences in patients assigned to the two treated groups. There was no statistically significant difference in BMD percent change or Z-score change from baseline between the 20 and 40 mg/kg dosing cohorts.

As of the data cut-off, there were no treatment-related serious adverse events observed in the study. Reported adverse events were generally consistent with those observed in the ASTEROID study with infusion-related events and headache determined to be the most common adverse events related to the study drug. There have been no reported hypersensitivity reactions related to setrusumab. There were no notable safety-related differences observed between dosing groups or age groups.

The Phase 3 portion of the study is currently enrolling approximately 195 patients at 50 sites across 12 countries.

Forward-Looking Statements

This Report contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of the Company’s operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Mereo. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Mereo will be those that it anticipates. All of Mereo’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from Mereo’s historical experience and its present expectations or projections. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical development process; Mereo’s reliance on third parties to conduct and provide funding for its clinical trials; Mereo’s dependence on enrollment of patients in its clinical trials; and Mereo’s dependence on its key executives. You should carefully consider the foregoing factors and the other risks and uncertainties that affect Mereo’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by Mereo with the Securities and Exchange Commission. Mereo wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Mereo undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Exhibit Index

Exhibits

99.1	Press Release, dated October 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel